

May 10, 2013

Via E-Mail
Tim Johnson
General Counsel
Ply Gem Industries, Inc.
5020 Weston Parkway #400
Cary, NC 27513

> **Re: Ply Gem Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Response dated May 10, 2013**
> **File No. 333-167193**

Dear Mr. Johnson:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Dilution, page 37

1. It appears to us that the total liability amount you used to calculate pro forma net tangible book value, in total and on a per share basis, is not accurate since it appears to reflect the use of proceeds from the offering instead of total liabilities after the Reorganization but before the Offering. Please revise your calculations of pro forma net tangible book value, in total and on a per share basis, and pro forma as adjusted net tangible book value, in total and on a per share basis, as appropriate. Please also revise the related risk factor disclosure on page 28.

Compensation Discussion and Analysis, page 111

Annual cash incentive awards, page 112

2. We note your response to comment four of our letter dated May 10, 2013. However, it continues to remain unclear how the company determined the total award made to each named executive officer. We note that for certain of the performance criteria, the actual results were below the target but it is not clear how you determined the percentage of the bonus component earned. For example, the 2012 market share target for the Windows and Doors segment was $49.7 million and the actual result was $31.8 million, but it is not clear how this resulted in 50% of the bonus component earned for the market share target. We note similar issues with the Adjusted EBITDA actual results that were below the 2012

Target. In addition, it is not clear how the total percentages of each target, as listed in your revised disclosure on page 116, resulted in the actual payments made to the named executive officers. As one example, we note that Mr. Wayne's target annual cash incentive award is set at 75% of his base salary. Based on the Unallocated/Corporate percentages of target bonus achieved in 2012, it appears that Mr. Wayne should have received approximately 98% of his target annual cash incentive award. It is not clear how his actual award was in excess of his 2012 base salary. Please advise and revise your disclosure accordingly.

Grants of plan-based awards for 2012, page 121

3. We note your response to comment seven of our letter dated May 10, 2013. As noted in our comment above, it is unclear how you are calculating the percentage of the bonus component earned when actual results are below the target. To the extent that you are using a threshold level of performance to determine a minimum amount payable under the annual incentive plan, please revise the grants of plan-based awards table to include the threshold amounts. To the extent that you continue to maintain that you do not use thresholds, please confirm for us that the named executive officers would receive annual cash incentive awards no matter how far below the actual results were from the target.

Description of capital stock, page 146

Amendment to the certificate of incorporation and by-laws, page 149

Forum for adjudication of disputes, page 153

4. We note your revised disclosure in response to comment nine of our letter dated May 10, 2013. We further note that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us whether the exclusive forum provision would prevent shareholders from seeking remedies under the federal securities laws.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                        Sincerely,

                        /s/ Jay Ingram for

                        Pamela Long
                        Assistant Director

cc: John C. Kennedy, Esq. (*via E-mail*)
       Paul, Weiss, Rifkind, Wharton & Garrison LLP